SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 5, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on June 4, 2012 and June 5, 2012, respectively on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0604/LTN201206041082.pdf with respect to an announcement that (A) China Southern Air Holding Company, the Company’s controlling shareholder (“CSAHC”) is currently considering to inject capital including state-owned capital operation budget allocation to the Company to reduce the asset-to-debt ratio of the Company, and the Company is currently considering to conduct a non-public issuance of new shares to CSAHC and (B) trading of the shares of the Company will suspend from June 5, 2012 on the Shanghai Stock Exchange; and

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/2012/0605/LTN20120605049.PDF with respect to an announcement that the Company’s shares will be suspended on the Hong Kong Stock Exchange at 9:00 a.m. on June 5, 2012 pending the release of an announcement.

An English version of each announcement is included in this Form 6-K of the Company.

Trading in the Company’s American Depositary Receipts listed on the New York Stock Exchange is similarly halted starting on June 5, 2012 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: June 5, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

China Southern Airlines Company Limited (the “Company”) has published the “Announcement on material issue and suspension of trading of shares of China Southern Airlines Company Limited” on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, People's Republic of China

4 June 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

1

Stock short name: CSA	Stock Code: 600029	Announcement No.: Lin 2012-013

Announcement on Material Issue and Shares Suspension of

China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

China Southern Airlines Company Limited (the “Company”) has recently known from China Southern Air Holding Company (the controlling shareholder of the Company) (“CSAHC”) and executive Directors that CSAHC is currently considering to inject capital including state-owned capital operation budget allocation to the Company to reduce the asset-to-debt ratio of the Company, and the Company is currently considering to conduct a non public issue of new shares to CSAHC. The above matters will be subject to further policy consultation with and proposal review by the relevant government authorities from the date of this announcement, therefore there are uncertainties over the relevant issues. In order to protect the interests of investors and avoid causing material impact on the share price of the Company, trading of the shares of the Company will suspend from 5 June 2012 onwards at the request of the Company.

The Company hereby undertakes that, the Company will make consultation to the relevant government authorities in respect of the material issues, and will make a separate announcement and apply for the resumption of trading of its shares within 5 trading days from the date of suspension of the Company’s shares (including such date).

The Board of Directors of

China Southern Airlines Company Limited

4 June 2012

2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUSPENSION OF TRADING

At the request of China Southern Airlines Company Limited (the “Company”), trading of the shares of the Company will be suspended with effect from 9:00 a.m. 5 June 2012, pending the release of an announcement which is of price-sensitive in nature.

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

5 June 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors